SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 4, 2007
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X            Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes No X
Enclosure: Press release –   AngloGold Ashanti announces results of Annual General Meeting and changes to the board of directors

ANGLOGOLD ASHANTI LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
("AngloGold Ashanti")
JSE Share Code: ANG ISIN: ZAE 000043485
Results of annual general meeting
and changes to the Board of Direcctors
Shareholders are advised that at the annual general meeting of shareholders of AngloGold
Ashanti held on Friday, 4 May 2007, all ordinary and special resolutions, as specified in the notice of the meeting dated 26 March 2007, were passed by the requisite majority of shareholders.
The Special Resolution will be lodged with the Registrar of Companies for registration.
At the annual general meeting, both Mr C B Brayshaw and Mr A J Trahar retired from the board. Notice of their impending retirement had been made in the Company’s 2006 annual financial statements.
Mrs C Carroll has been appointed a non-executive director of AngloGold Ashanti with effect from 5 May 2007.
Johannesburg
4 May 2007
JSE Sponsor : UBS

DIRECTORATE CHANGES
The following changes have taken place to the board of AngloGold Ashanti Limited:
Name
Nature of Change
Mr Colin Bertram Brayshaw
Retired as a non-executive director
effective 5 May 2007
Mr Anthony John Trahar
Retired as a non-executive director
effective 5 May 2007
Mrs Cynthia Carroll
Appointed as a non-executive director
effective 5 May 2007
Taking account of the above the board of directors should read as follows:
Directors                                                                         Alternate
Directors
Mr R P Edey (Chairman)
(British)
Dr T J Motlatsi (Deputy Chairman)
Mr R M Godsell (Chief Executive Officer)
Mr F B Arisman
(American)
Mr R E Bannerman
(Ghanaian)
Mrs E le R Bradley
Mrs C Carroll
(American)
Mr R Carvalho Silva
(Brazilian)
Mr R Médori
(French)
Mr P.G. Whitcutt
Mr J H Mensah
(Ghanaian)
Mr W A Nairn Mr A.H. Calver (British)
Mr N F Nicolau
Prof. L W Nkuhlu
Mr S M Pityana
Mr S R Thompson
(British)
Mr S Venkatakrishnan
(British)
4 May 2007

JSE Sponsor – UBS

NOTE FOR EDITORS
Cynthia Carroll was appointed Chief Executive Officer of Anglo American plc on 1 March
2007.
She holds a Masters of Science degree in Geology from the University of Kansas and a
Masters of Business Administration from Harvard University. Prior to this appointment, she spent the last 18 years in the aluminium industry of Alcan. Her responsibilities there embraced mergers and acquisitions, divestitures, joint ventures, plant management, research and technology, energy, finance, marketing and commercial development, human resources and provincial and international government relations.
Prior to joining Alcan, Cynthia spent six years in gas and oil exploration, working in
Colorado, Alaska, Wyoming, Utah and Montana.
ENDS

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: May 4, 2007
By:
/s/ L Eatwell________
Name:  L EATWELL
Title:
Company Secretary